Angel Oak Funds
SUB-ITEM 77C

SPECIAL MEETING OF SHAREHOLDERS

On March 16, 2016, a special meeting of the shareholders of the Angel Oak Flexible Income Fund was held at the offices of the Trust for the purpose of approving an amendment to the Fund’s fundamental investment policy regarding concentration of investments to require the Fund, under normal circumstances, to invest more than 25% of its total assets (measured at the time of purchase) in the group of industries related to banks and diversified financials.

Below are the voting results from the special meeting of the Fund (Unaudited):

For
Against
Abstain
Amendment to the Fund’s fundamental investment policy
15,172,974
7,434
9,273